Exhibit 21.1          Subsidiaries

     Water Science Corporation, Inc., (a State of Washington corporation (formerly known as Proton Laboratorie-s, Inc. and before that, formerly known as Proton Laboratories, LLC). This subsidiary is wholly-owned by us.